Mail Stop 4-6

      November 18, 2004

Bobby Yazdani
CEO and Chairman
Saba Software, Inc.
2400 Bridge Parkway
Redwood Shores, California 94065-1166

	RE:	Saba Software, Inc.
		Amendment No. 2 to Form S-3
		Filed October 27, 2004
		File No. 333-118226

		Form 10-K for fiscal year ended May 31, 2004, as amended Form 10-Q for the quarterly period ended August 31, 2004 File No. 0-30221

Dear Mr. Yazdani:

      We have reviewed your response letter and amended filings and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form S-3

Prospectus Summary, page 1
1. We note your response to prior comment 2, however, we continue to believe that a brief description explaining your basis for this assertion will better enable investors to place this assertion its appropriate context. In this regard, please briefly describe the third parties and categories upon which this assertion is based.
A
more detailed description of this basis is appropriate in your Form
10-K. Additionally, for each third party report you cite, please confirm that each report is publicly available and not prepared specifically for use in this document. To the extent that any of these reports has been prepared specifically for this filing, file a consent from the third party.

Selling Security Holders, page 13
2. We note your response to prior comment 13, however, because there are circumstances in which an individual acting in the capacity of "sole director and controlling stockholder" may not possess "voting or investment control over the company`s securities that the entity owns," please revise to clarify whether Mr. Samberg in fact possesses voting or investment control over the securities being sold by Pequot
Capital Management in this transaction.

Form 10-K for fiscal year ended May 31, 2004

Note 2. Summary of Significant Accounting Policies, page 43
3. We note your revision in your overview section and critical accounting policies in MD&A where you state that these hosting arrangements are generally provided pursuant to annual agreements and your application service provider offerings are from software licenses with terms of less than three years. Clarify the difference between your hosting arrangements and your application service provider offering and how each of these qualify for revenue recognition under EITF 00-3. Additionally, clarify the terms of these arrangements. For example, tell us whether your customers pay for these services monthly or up-front and whether these arrangements are cancelable. Please advise.
4. We also note your response to our prior comment 44. Clarify the terms of your commissions policy. For example, tell us whether your commission payments are paid monthly or up-front to your sales representatives and whether these commissions are contingent on the customer`s ability to pay or the sales representative`s employment with the company. Please advise.

*    *    *    *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Patrick Gilmore, Staff Accountant, at (202) 824-5355 or Craig Wilson, Senior Assistant Chief Accountant, at
(202)
942-2949, if you have questions regarding comments on the financial statements and related matters. Please contact Robert D. Bell, Staff
Attorney, at (202) 942-1953, Tangela Richter, Staff Attorney, at
(202) 942-1837, or me at (202) 942-1990 with any other questions.

						Sincerely,


						Barbara C. Jacobs
						Assistant Director
						Office of Computers and Online
Services


cc:	James R. Tanenbaum, Esq.
	Morrison & Foerster LLP
	Fax (212) 468-7900
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Mr. Bobby Yazdani
Saba Software, Inc.
Form S-3; File No. 333-118226
November 18, 2004
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